AP 4/28

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **DAKOTA SECURITIES INTERNATIONAL, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7241 SW 63 AVENUE, SUITE 101A
(No. and Street)

MIAMI	FLORIDA	33143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE ZIPPER **(305) 403-7500 X304**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AP 4/28

OATH OR AFFIRMATION

I, BRUCE ZIPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or DAKOTA SECURITIES INTERNATIONAL, INC., as of DECEMBER 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDUARDO PALMA
Notary Public, State of Florida
Commission# FF 153642
My comm. expires Aug. 24, 2018

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dakota Securities International, Inc.
Financial Statements
December 31, 2014

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Directors
Dakota Securities International, Inc.

We have audited the accompanying statement of financial condition of Dakota Securities International, Inc. as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Dakota Securities International, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakota Securities International, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Dakota Securities International, Inc.'s financial statements. The information contained in Schedules I and II are the responsibility of Dakota Securities International, Inc.'s management. Our audit procedures included determining whether Schedules I and II reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on Schedules I and II, we evaluated whether Schedules I and II, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 22, 2015

Dakota Securities International, Inc.
Statements of Financial Condition
December 31, 2014

ASSETS		
Cash and Cash Equivalents	$	218,355
Receivables from Clearing Broker		33,787
Loan to Employee		5,000
Prepaid Expenses and Other Assets		6,069
Property and Equipment, net of accumulated depreciation of $85,679		14,280
TOTAL ASSETS	$	277,491
LIABILITIES		
Accounts Payable	$	60,315
Accrued Expenses and Other Liabilities		6,622
Subordinated Borrowings		85,000
TOTAL LIABILITIES	$	151,937
STOCKHOLDERS' EQUITY		
Common stock, par value $.01 per share, authorized and issued 11,100 shares		111
Additional paid in capital		76,311
Retained earnings		49,132
		125,554
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	277,491

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Operations
For the Year Ended December 31, 2014

REVENUES		
Commissions	$	368,635
Interest and Dividends		980
Other Income		18,715
TOTAL REVENUES	$	388,330
OPERATING EXPENSES		
Employee Compensation & Benefits		17,960
Clearing and Execution Costs		96,101
Communication & Data Processing		38,321
Occupancy		21,500
Professional Services		42,957
Penalties / Dispute Resolutions		57,250
Other Expenses		42,592
TOTAL OPERATING EXPENSES		316,681
NET INCOME	$	71,649

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock			Additional Paid in	Retained	Total Stockholders
	Shares	Amount		Capital	Earnings	Equity
Balance, January 1, 2014	11,100	$ 111	$	76,311	$ (22,517)	$ 53,905
Net Income (Loss)					71,649	71,649
Balance, December 31, 2014	11,100	$ 111	$	76,311	$ 49,132	$ 125,554

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$	0
Increases:		
Subordinated Loan		85,000
Accrued interest payable considered as additional subordinated capital for computing net capital		0
Subordinated borrowings at December 31, 2014	$	85,000

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

OPERATING ACTIVITIES		
Net Income	$	71,649
Adjustments to reconcile Net Income to net cash provided by operations		
Depreciation		10,839
Accounts Receivable		(5,000)
Due from Clearing Firm		(29,004)
Prepaid Expenses		(1,941)
Security Deposits		(436)
Accounts Payable		58,223
Accrued Expenses		5,147
NET CASH PROVIDED BY OPERATING EXPENSES		109,477
FINANCING ACTIVITIES		
Subordinated Loan		85,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		85,000
NET CASH INCREASE FOR PERIOD		194,477
CASH AT BEGINNING OF PERIOD		23,878
CASH AT END PERIOD	$	218,355

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Dakota Securities International, Inc. (The "Company") was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and all securities transactions are cleared through its broker dealer clearing firm on a fully disclosed basis.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The Company is considered an investment company under US GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, Financial Services – Investment Companies ("ASC 946"). The significant accounting policies adopted by the Company are as follows:

Cash and Cash Equivalents: The Company considers all unrestricted deposits and cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Fair Value of Financial Instruments: The financial instruments of the company consisting of commissions due from the clearing organization, accounts payable and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment: Equipment is stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When equipment is retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

At December 31, 2014, property and equipment consisted of the following:

		Estimated Useful Lives
Equipment	$37,740	3-5 Years
Furniture & fixtures	23,047	7 Years
Software	39,173	3 Years
Less: Accumulated Depreciation	(85,679)	
	$14,281	

Depreciation expense charged to income was $10,839 in 2014

Revenue Recognition of Securities Transactions: The Company clears securities transactions through COR Clearing, LLC, on a fully disclosed basis. These securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis.

Commissions and Fees: Commissions and fees include revenues generated from transactional fees charged to customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time. Registered representatives of the Company working for the Fixed Income team are not paid commissions. They receive a discretionary bonus at year end based on their performance. As of December 31, 2014 the Company did not award any bonuses to brokers.

Advertising: Advertising costs are expensed as incurred

Note 3 - Clearing Arrangements

The Company has a clearing agreement with COR Clearing, LLC ("COR") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by COR. At December 31, 2014, the cash at clearing organization of $33,787 is with COR. Pursuant to 2015 clearing agreement; the Company is now required to maintain a deposit of $100,000 in the clearing organization. During the year ended December 31, 2014, a shareholder provided a guarantee in lieu of the $100,000 deposit requirement.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the company's activities for tax years before 2011.

Note 5 - Net Capital Rule

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2014, the Company had net capital of $185,205 which was $85,205 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2014, the ratio of "Aggregate Indebtedness" to "Net Capital" was 36.14%.

Note 6 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2014, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Operating Lease

The Company subleases office space under a sublease agreement that began on February 1, 2015 and expires on January 31, 2016. The prior lease has expired and all debt related to this lease has been paid. Rent expense was $21,500 for the year ended December 31, 2014.

Note 8 - Commitments and Contingencies

Arbitration: At December 31, 2014, the Company had been named on a FINRA pending dispute resolution (Arbitration #14-03006). Without confirming or denying these allegations, the Parties have entered into a Settlement Agreement wherein the Parties have agreed, among other things and in consideration of the payments set forth, to a Stipulated Award in favor of Claimant and against the Company which is liable to the Claimant in the amount of $50,000 which is included as a payable as of the year ended December 31, 2014.

This settlement release is a fully binding and complete settlement among the Claimant and the Company. The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Subordinated Borrowings: On May 14th, 2014, the Company entered into a One (1) year SL-31D subordinated loan agreement with BTCM Holdings, LLC. in the amount of $85,000 as approved by FINRA in accordance with Appendix D of SEC Rule 15c3-1.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through February 22, 2015, which is the date the financial statements were available to be issued, and have determined no material events or transactions have occurred during this period which would render these financial statements to be misleading.

Schedule I
Dakota Securities International, Inc.
Computation and Reconciliation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	125,554
Additions		
Plus Subordinated Loans (Approved by FINRA)		85,000
Deductions		
Less Non-allowable assets		(25,349)
Net Capital		185,205
Minimum net capital required (6 2/3% of aggregate indebtedness)		4,462
Minimum dollar net capital required		100,000
Net capital requirement (the greater of above two requirements)		100,000
Excess net capital	$	85,205

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness included in the Statement of Financial Condition	66,937
Ratio of aggregate indebtedness to net capital	36.14%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 FILING AS OF DECEMBER 31, 2014)

Net capital as reported in company's part IIA FOCUS Report	$	235,205
Increase in accounts payable		(50,000)
Net capital, per December 31, 2014 audited report as filed	$	185,205

Schedule II
Dakota Securities International, Inc.
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2014

Dakota Securities International, Inc. is not required to file the above schedules as it claims exemption from rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker dealers on a fully disclosed basis.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Dakota Securities International, Inc.

We have reviewed management's statements, included in the accompanying. Dakota Securities International, Inc. Exemption Report, in which (1) Dakota Securities International, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dakota Securities International, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Dakota Securities International, Inc. stated that Dakota Securities International, Inc. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Dakota Securities International, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dakota Securities International, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company PA

Ohab and Company, PA
Maitland, Florida
February 22, 2015

DAKOTA SECURITIES
MEMBER FINRA & SIPC

February 22, 2015

OHAB & COMPANY, P.A.
100 E. Sybelia Ave. Suite 130
Maitland, Fl 32751

TO WHOM IT MAY CONCERN

Dakota Securities International, Inc. identifies SEC Rule 15c3-3(k)(2)(ii) under which we claim exemption from SEC Rule 15c3-3.

We met the identified exception for the entire period June 1st through December 31st, 2014.

Sincerely,

Bruce Zipper
CEO